SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Amplify Energy Corp.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03212B103
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03212B103	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 03212B103	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 8 ("Amendment No. 8") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 31, 2016 (the "Original Schedule 13D"), Amendment No. 1 filed with the SEC on February 14, 2019 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on May 7, 2019 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on August 3, 2019 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on November 26, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on September 18, 2020 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on October 1, 2020 ("Amendment No. 6") and Amendment No. 7 filed with the SEC on November 25, 2020 ("Amendment No. 7", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the "Schedule 13D") with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Amplify Energy Corp. (f/k/a Midstates Petroleum Company, Inc.), a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Original Schedule 13D. This Amendment No. 8 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person's response to Item 6 is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Person's response to Item 6 is incorporated herein by reference. Other than the Share Sale (as defined below), information concerning all other transactions in the shares of Common Stock effected by the Reporting Person since the filing of Amendment No. 7 is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions set forth in Schedule A in the shares of Common Stock listed hereto were effected in the open market through various brokerage entities. The transactions reported on Schedule A were effected pursuant to a Rule 10b5-1 trading plan.

CUSIP No. 03212B103	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

In connection with a registered public secondary offering (the "Secondary Offering") of 8,548,485 shares of Common Stock as reported in the Prospectus filed pursuant to Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission on December 11, 2020, the selling stockholders, the Issuer and Roth Capital Partners, LLC entered into an Underwriting Agreement, dated as of December 11, 2020 (the "Underwriting Agreement"), whereby the selling stockholders agreed to sell, and Roth Capital Partners, LLC agreed to purchase, 8,548,485 shares of Common Stock, which priced on December 11, 2020, at a price of $1.0925 per share (the "Share Sale"). The foregoing description of the Underwriting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Underwriting Agreement, which is attached as Exhibit 5 hereto and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

5.	Underwriting Agreement

CUSIP No. 03212B103	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 14, 2020

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

Schedule A

Other than the Share Sale, this Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person since the filing of Amendment No. 7. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

11/25/2020	(178,794)	1.0895
11/27/2020	(38,887)	1.1030
11/30/2020	(78,897)	0.9998
12/01/2020	(50,134)	1.0457
12/02/2020	(16,916)	1.0510